Company Contact: Pansoft Company Limited Mr. Allen Zhang, Chief Financial Officer Phone: +86 (531) 8887 1159 E-mail: allen.zhang@pansoft.com	Investor Contact: CCG Investor Relations Mr. John Harmon, CFA, Sr. Account Manager Phone: +86 (10) 6561 6886 Ext. 807 (Beijing) E-mail: john.harmon@ccgir.com

For immediate release:

Pansoft Signs Agreement to Acquire HR Solution and Service Provider Hefei Langji Technology Co., Ltd.

Jinan, China, September 19, 2011 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company signed an agreement to acquire all of the equity interests of Hefei Langji Technology Co., Ltd (“Langji”) and its wholly-owned subsidiary, Shanghai Zhongrui (“Zhongrui”), on September 9, 2011, for a total purchase price of RMB 10.8 million (approximately $1.69 million).

The purchase price is payable in four installments. The first installment, representing 35% of the total purchase price, will be paid in a combination of cash and the Company’s common stock.  The three other installments are required to be paid on an annual basis over the next three years in a combination of cash and the Company’s common stock. Payments will be contingent upon Langji and Zhongrui meeting certain revenue targets.

Founded in 2003, Langji is the leading HR solution provider to China’s coal-mining industry and is based in Hefei in Anhui province. The company’s major customers for its sophisticated human-resource management solutions are large, state-owned coal mining groups. Langji has more than 40 employees and in 2010 had total audited revenue and net income of $1 million and $0.26 million, respectively.

Zhongrui, Langji’s Shanghai-based sales and marketing arm, will remain a subsidiary of Langji and will focus on small and medium-sized companies in other industries.

Pansoft will leverage Langji’s solid customer base to expand the combined presence in the coal-mining segment.  The combination of Langji’s and Zhongrui’s core proprietary technologies, such as coal-mining HR solutions, with Pansoft’s solution portfolio and technology platform will create a broad, comprehensive portfolio of services and solutions for Pansoft’s coal-mining clients. Pansoft will also leverage Zhongrui’s sales office in Shanghai to market the combined Company’s comprehensive solutions within the rich Shanghai industrial region.

“Following the acquisitions of ITLamp Technology and HongAo Power last year, we have reached another important milestone in Pansoft’s 2011 expansion plan through the acquisition of Langji,” said Hugh Wang, Pansoft’s Chairman.  “Langji specializes in providing HR solutions tailored for large coal-mining businesses and has a strong presence in the industry.  The acquisition will significantly increase our industry expertise and solution portfolio, as well as enhance sales of our other comprehensive solutions to the coal-mining industry. Moreover, Langji’s existing customer relationships will further strengthen and deepen our strategic relationships with major coal-mining customers. This is an important strategic step and underscores our commitment to execute our long-term expansion strategy in the coal-mining industry, the next major revenue growth source for Pansoft. Langji is an excellent fit with our existing presence and expertise in the industry, and we look forward to the successful and efficient integration of the Langji and Zhongrui businesses.”

A portion of consideration for the acquisition deal will be paid from shares repurchased by Pansoft on the open market. As of September 15, 2011, Pansoft had repurchased more than 157,000 of its common shares, which will be used to fund the acquisition. Pansoft will continue its share repurchase program as authorized by its Board, which is being conducted under Rule 10b5-18.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China.  Its ERP software offers comprehensive solutions in various business operations including centralized accounting and fund management, order processing, delivery, invoicing, and assets management.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s acquisition strategies, timing of development projects and efforts to achieve business growth, improvement on profit margin and anticipated revenue growth.  The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate its business acquisition, and various other factors beyond its control.  All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission.  Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

# # #